Exhibit 99.1

RRSat Global Communications Network Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As at June 30, 2013 (Unaudited)

Index to the Interim Consolidated Financial Statements as of June 30, 2013 (unaudited)

Contents

The Board of Directors
RRSat Global Communications Network Ltd.

Dear Sirs,

Review of the unaudited interim consolidated as of June 30, 2013 and financial statements for the six-month and three-month periods then ended June 30, 2013

Introduction

We have reviewed the accompanying financial information of RRsat Global Communications Network Ltd and its subsidiaries (“the Group”) comprising of the condensed consolidated interim balance sheet as of June 30, 2013 and the related statements of operations, changes in shareholder's equity and comprehensive income and cash flows for the  six-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and fair presentation of this interim financial information in accordance with generally accepted accounting principles in the United States. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity of Certified Public Accountants in Israel." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information was not prepared, in all material respects, in accordance with generally accepted accounting principles in the United States.

Sincerely yours,

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel-Aviv, Israel
August 7, 2013

RRSat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	June 30	December 31
	2013	2012
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	17,003	12,133
Marketable securities and short term investments	10,773	14,224
Accounts receivable:
Trade,(net of provision for doubtful accounts of $8,654 and $7,580 as of June 30, 2013 and December 31, 2012, respectively)	21,214	20,898
Other	1,479	1,054
Deferred taxes	2,482	2,146
Prepaid expenses	2,614	2,445

Total current assets	55,565	52,900

Long-term prepaid expenses	3,052	2,924
Long-term land lease prepaid expenses	7,518	7,563

Assets held for employee severance payments	2,002	1,845

Fixed assets, net	45,178	42,671
Goodwill	4,892	4,892

Intangible assets, at cost, less accumulated amortization	360	472

Total assets	$118,567	$113,267

Avi Cohen	Shmuel Koren
CEO	CFO
August 7, 2013

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	June 30	December 31
	2013	2012
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$12,756	$9,816
Other	4,581	5,322
Deferred income	9,990	9,398

Total current liabilities	27,327	24,536

Long-term liabilities
Deferred income	7,416	6,257
Liability in respect of employee severance payments and others	2,414	2,323
Deferred taxes	2,583	2,200

Total long-term liabilities	12,413	10,780

Total liabilities	39,740	35,316

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of June 30, 2013 and December 31,
2012, 17,346,561 shares issued and fully paid as of
June 30, 2013 and December 31, 2012)	40	40
Additional paid in capital	53,592	53,312
Retained earnings	24,760	24,231
Accumulated other comprehensive gain	435	368

Total shareholders’ equity	$78,827	$77,951

Total liabilities and shareholders’ equity	$118,567	$113,267

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$58,743	$55,527	$29,486	$28,068	$113,400

Cost of revenues	44,329	42,726	22,136	21,401	86,253

Gross profit	14,414	12,801	7,350	6,667	27,147

Operating expenses

Sales and marketing	4,530	3,347	2,276	1,736	7,388

General and administrative	5,199	5,025	2,694	2,455	10,106

Total operating expenses	9,729	8,372	4,970	4,191	17,494

Operating income	4,685	4,429	2,380	2,476	9,653

Financial income (expenses), net	(269)	380	3	(561)	1,521

Income before taxes on
income	4,416	4,809	2,383	1,915	11,174

Income taxes	1,112	1,391	649	775	2,884

Net income	$3,304	$3,418	$1,734	$1,140	$8,290

Income per ordinary share

Basic and diluted income per ordinary share	0.19	0.20	0.10	0.07	0.48

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,617,091	17,346,561	17,637,393	17,346,561	17,346,561

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net income	3,304	3,418	1,734	1,140	8,290

Other comprehensive income, net of tax:

Unrealized change in investment securities,
net of tax effect $22	(68)	180	(75)	13	150
Reclassification adjustments for losses (profit)
of investment securities, net of tax effect of
$17	(51)	-	(18)	(2)	69

Cash flow hedging derivatives, net of tax
effect of $153	459	-	223	-	259
Reclassification adjustments for Loss (income)
of hedging derivatives, net of tax effect of $91	*(273)	-	*(191)	-	(40)

Total other comprehensive income net of tax	67	180	(61)	11	438

Total comprehensive income	3,371	3,598	1,673	1,151	8,728

*  Reclassified mainly into cost of revenue

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total
Six months ended
June 30, 2013 (unaudited)
Balance as at January 1,
2013	17,346,561	40	53,312	24,231	368	77,951
Stock-based compensation	-	-	280	-		280
Dividend paid $0.16
per share	-	-		(2,775)		(2,775)
Net income	-	-		3,304		3,304
Other comprehensive income	-	-			67	67

Balance as at June 30, 2013
(unaudited)	17,346,561	40	53,592	24,760	435	78,827

Six months ended June30,
2012 (unaudited)

Balance as at January 1, 2012	17,346,561	40	53,010	31,727	(70)	84,707
Stock-based compensation	-	-	88	-		88
Dividend paid $0.23 per
share	-	-		(3,990)		(3,990)
Net income	-	-		3,418		3,418
Other comprehensive income	-	-			180	180

Balance as at June 30, 2012
(unaudited)	17,346,561	40	53,098	31,155	110	84,403

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total
Three months ended June 30, 2013 (unaudited)

Balance as at April 1, 2013	17,346,561	40	53,449	25,801	496	79,786
Stock-based compensation	-	-	143	-		143
Dividend paid $0.16
per share	-	-		(2,775)		(2,775)
Net income	-	-		1,734		1,734
Other comprehensive income	-	-			(61)	(61)

Balance as at June 30, 2013
(unaudited)	17,346,561	40	53,592	24,760	435	78,827

Three months ended June 30, 2012 (unaudited)

Balance as at April 1, 2012	17,346,561	40	53,053	30,015	99	83,207
Stock-based compensation	-	-	45	-		45
Net income	-	-		1,140		1,140
Other comprehensive income	-	-			11	11

Balance as at June 30, 2012
(unaudited)	17,346,561	40	53,098	31,155	110	84,403

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total

Balance as of
January 1, 2012 (audited)	17,346,561	40	53,010	31,727	(70)	84,707

Stock-based compensation	-	-	302	-		302
Dividend paid $0.23 per
share	-	-		(15,786)		(15,786)
Net income	-	-		8,290		8,290
Other comprehensive income	-	-			438	438

Balance as of December 31,
2012 (audited)	17,346,561	40	53,312	24,231	368	77,951

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands, except share data

					Year ended
	Six months ended June 30		Three months ended June 30		December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Net income	$3,304	$3,418	$1,734	$1,140	$8,290
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	4,294	4,436	2,142	2,231	8,883
Non cash stock-based compensation
expenses	280	88	143	45	302
Provision for doubtful account	1,074	1,545	554	721	2,895
Deferred taxes	25	144	74	(22)	692
Discount accretion and premium
amortization of available-for-sale
securities, net	(136)	(223)	(66)	(107)	(587)
Income (loss) on sales of available for
sale securities	(51)	-	(18)	(3)	92
Changes in liability for employee
severance payments, net	(25)	72	23	57	111
Changes in fair value of derivatives	108	(312)	(27)	315	(1,182)
Profit (loss) from trading securities, net	1	(55)	11	(9)	(58)

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(1,391)	(951)	(799)	726	(4,391)
Decrease (increase) in account receivable
- other	(419)	52	(100)	567	177
Decrease (increase) in prepaid expenses	(169)	(688)	574	(536)	(222)
Decrease (increase) in long-term prepaid
expenses	(101)	188	45	235	(441)
Increase (decrease) in account payables	2,197	(337)	2,303	(775)	1,655
Increase (decrease) in deferred income	1,751	288	1,794	(13)	(324)

Net cash provided by operating activities	10,742	7,665	8,387	4,572	15,892

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands, except share data

					Year ended
	Six months ended June 30		Three months ended		December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Investment in fixed assets	(6,576)	(3,177)	(5,004)	(870)	(6,575)
Business combination	-	-	-	-	(1,218)
Investment in long term prepaid
expenses	-	(14)	-	(1)	(17)
Decrease (increase) in short-term
investments, net	1,339	-	-	-	(1,339)
Investments in securities available –for
-sale	(2,257)	(3,308)	(1,043)	(531)	(4,946)
Decrease in trading securities,
net	-	1,512	-	-	1,512
Proceeds from sale of fixed assets	-	8	-	-	8
Proceeds from securities available- for -sale	4,397	4,713	2,877	1,590	10,159
Net cash from (used in) investing
activities	(3,097)	(266)	(3,170)	188	(2,416)

Cash flows from financing activities
Dividend paid	(2,775)	(3,990)	(2,775)	(3,990)	(15,786)
Net cash used in financing activities	(2,775)	(3,990)	(2,775)	(3,990)	(15,786)
Increase (decrease) in cash and cash
equivalents	4,870	3,409	2,442	770	(2,310)
Balance of cash and cash equivalents
at beginning of period	12,133	14,443	14,561	17,082	14,443
Balance of cash and cash equivalents
at end of period	17,003	17,852	17,003	17,852	12,133

A Non-cash transactions

Investment in fixed assets	107	818	107	818	37

B . Supplementary cash flow information

Income taxes paid (refunded), net	847	(141)	362	(751)	1,218

C.  Business combination

Year ended
December 31,
2012

Fixed assets	411
Other accounts payable	(479)
Customer relationship	127
Goodwill	1,159

Net cash paid	1,218

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 1 - Organization and Basis of Presentation

A.           Description of business

RRSat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

B.           Basis of presentation and adoption of new account standards

The interim consolidated financial statements as of June 30, 2013, and for the six-month and three-month period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2012 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.           Recently issued accounting standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The company implement the provisions of ASU 2011-11 as of January 1, 2013.

D.           Recent accounting pronouncements

In February 2013, the FASB released Accounting Standards Update 2013-02, Comprehensive Income – Reporting of Amounts Reclassified Out of accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The Company will be required to apply ASU 2013-02 for reporting periods  beginning on January 1, 2013.

E.           Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets: impairment of reporting units containing goodwill, allocation of fair value of assets and liabilities in acquisitions, allowances for doubtful accounts, the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax, uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results

The Company’s segments are strategic business units that offer different communication services and are managed accordingly.
The Company analyzes its operating segments based on the segment’s gross profit. The Company has two reportable segments: (1) Content management and distribution services to television and radio broadcasting industries (hereinafter – content management and distribution services), and (2) Mobile satellite communications services.

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segments revenues and gross profit are presented below.

The following Tables show components of results of operations by segment:

Six months ended June 30, 2013 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$5,280	$53,463	$58,743

Gross profit	$1,146	$13,268	$14,414

Sales and marketing			$4,530
General and administration			$5,199

Operating income			$4,685

Financial expenses net			$(269)

Income before taxes on income			$4,416

Depreciation and amortization	$160	$4,134	$4,294

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Six month ended June 30, 2012 (unaudited):

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$4,129	$51,398	$55,527

Gross profit	$512	$12,289	$12,801
			$3,347
Sales and marketing			$5,025
General and administration

Operating income			$4,429

Financial income net			$380

Income before taxes on income			$4,809

Depreciation and amortization	$168	$4,268	$4,436

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Three months ended June 30, 2013 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,587	$26,899	$29,486

Gross profit	$564	$6,786	$7,350

Sales and marketing			$2,276
General and administration			$2,694

Operating income			$2,380

Financial income net			$3

Income before taxes on income			$2,383

Depreciation and amortization	$80	$2,062	$2,142

Three month ended June 30, 2012 (unaudited):

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,155	$25,913	$28,068

Gross profit	$270	$6,397	$6,667
			$1,736
Sales and marketing			$2,455
General and administration

Operating income			$2,476

Financial income net			$(561)

Income before taxes on income			$1,915

Depreciation and amortization	$84	$2,147	$2,231

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Year ended December 31, 2012 (audited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$8,956	$104,444	$113,400

Gross profit	$1,587	$25,560	$27,147

Sales and marketing			$7,388
General and administration			$10,106

Operating income			$9,653

Financial income net			$1,522

Other expenses (net)			$(1)

Income before taxes on income			$11,174

Depreciation and amortization	$536	$8,347	$8,883

Revenue by geographic areas

					Year ended
	Six months ended June 30		Three months ended		December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

North America	$17,902	$15,842	$9,055	$7,954	$32,844
Europe	23,190	23,449	11,534	11,677	48,325
Asia	6,327	5,119	3,264	2,621	10,578
Israel	4,777	4,591	2,174	2,431	8,908
Middle East (other than Israel)	4,710	5,293	2,368	2,672	10,006
Rest of the world	1,837	1,233	1,091	713	2,739

	$58,743	$55,527	$29,486	$28,068	$113,400

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements

In thousands

Note 3 – Fair Value of Financial Instruments

The Company’s financial assets and liabilities consist of each and cash equivalents, short-term investments, trade and other receivables and trade and other payables and currency conversion derivatives. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held of severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

❖	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
❖	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
❖	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primarily based on observable inputs including forward rates and yield curves.

As of June 30, 2013 the Company held approximately $1,309 of U.S. government or government agency marketable securities, classified as available for sale, and approximately $9,252 of marketable corporate debt securities, classified as available for sale. The Company held approximately $212of stocks classified as trading.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at June 30, 2013 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$212	$-	$-
Available-for-sale securities:
Corporate debentures	$9,252	-	-
US government or government agencies’ debentures	$1,309	-	-
Short term investments	-	-	-
Hedging derivatives	-	-	-
Fair value of currency
conversion derivatives		$686
Total at June 30, 2013	$10,773	$686	$-

Liabilities:
Fair value of currency
conversion derivatives
at June 30,2013	$-	$538	$-

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 3 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at December 31, 2012 are summarized below (audited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$1,552	$-	$-
Available-for-sale securities:
Corporate debentures	11,014	-	-
US government or government agencies’ debentures	1,658	-	-
Short term investments	1,339	-
Hedging derivatives	-	292	-
Fair value of currency
conversion derivatives	-	691	-

Total at December 31, 2012	$15,563	$983	$-

Liabilities:
Fair value of currency
conversion derivatives
at December 31, 2012	$-	$682	$-

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 3 – Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At June 30, 2013 (unaudited)
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(65)	4,408
Total at June 30, 2013 (unaudited)	(65)	4,408

At December 31, 2012 (audited)
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(17)	2,918

Total at December 31, 2012 (audited)	(17)	2,918

The unrealized losses on investments in U.S. government or government agencies and corporate debt securities were caused mainly by current market conditions the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 4 – Employees’ Stock Options

A.
Under the Company’s 2006 Israel Equity Incentive Plan (the “Plan”), the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase the Company’s ordinary shares under Section 102 which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. The Company’s may also grant other persons awards under its equity incentive plan. However, such other persons (controlling shareholders, services providers etc.) will not enjoy the tax benefits provided by Section 102. The plan permits the issuance of up to 1,258,392 shares of common stock.

The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche. The general vesting period of the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years from grant date, and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

B.
On January 23, 2013, the Company’s shareholders granted to five of its directors, options to purchase 65,000 ordinary Shares of the company, with an exercise price of $6.85 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of applicable option.

The vesting period for 20,000 options to two directors is according to the following schedule: 50% of the options shall vest on January 23, 2015, and the remaining options shall vest in 8 installments (6.25% each) every three months commencing January 23, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The vesting period for 45,000 options to three directors is in three equal installments during the three years from the grant date. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result if the described dividend adjustment mechanism and on the basis of the following assumptions:

(1)	A risk-free, annual interest rate within the range of 0.57%-1.00% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government Bonds.
(2)	An expected average volatility within the range of 39.18%-47.984%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on the NASDAQ
(3)	The average expected term of the options is within the range 4-5.5 years.

As of June 30, 2013, there was approximately $139 of unrecognized compensation cost related to non-vested options to be recognized over the remaining vesting periods under a straight-line method.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 4 – Employees’ Stock Options (cont’d)

C.
During March 2013, the company granted two of its employees options to purchase 52,500 ordinary shares of the company, with an exercise price in within the range of $7.93-$7.96 per share. The terms of the granted options provides that the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior of the date of vesting.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years of March, 2015, and during the following 2 years the remaining options shall vest in 8 installments (6.25%) at the end of each quarter until March, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(1)	A risk-free, annual interest rate within the range of 0.75%-1.15% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government bonds.
(2)
An expected average volatility within the range of 44.79%-47.5%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on NASDAQ National Market since October 2006.

(3)	The Average expected term of the options is within the range of 4-5.5 years.

As of June 30, 2013, there was approximately $113 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

D.
On May 1, 2013, the Company’s shareholders granted to one of its managers, options to purchase 85,000 ordinary shares of the Company, with an exercise price of $8.03 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the day of grant and prior to the date of vesting of the applicable option.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years on may, 2015 and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter until may, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(1)	A risk-free, annual interest rate within the range of 0.65%-0.86% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government bonds.
(2)
An expected average volatility within the range of 44.56%-47.43%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on NASDAQ National Market since October 2006.

(3)	The Average expected term of the options is within the range of 4-5.5 years.

As of June 30, 2013, there was approximately $192 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 5 – Events in Reporting Period

E.
On April 4, 2013, Viola Group, a private equity investment group, entered into a series of agreements to acquire approximately 13% of the Company's shares from Kardan Communications Ltd (hereinafter: Kardan) and approximately 7% of the Company's shares from David Rivel, the Company’s founder, director and former Chief Executive Officer.

On May 7, 2013, Viola Group and David Rivel consummated the transactions between the parties and Viola Group acquired approximately 7% of the Company’s shares. Following the consummation of the transaction, David Rivel continues to own approximately 5% of the Company's shares.

Consummation of the transaction between Viola Group and Kardan is subject to various conditions precedent, and following consummation of the transaction, Kardan will continue to own approximately 11% of the Company's shares.

The Company is not a party to the agreements and is not issuing Viola Group any new shares in the transactions.

In connection with the transactions, Viola Group has also entered into shareholders agreements with each of Kardan, David Rivel and Del-Ta Engineering Equipment Ltd., the holder of approximately 39% of the Company’s shares.

F.
On May 8, 2013, the Company’s Board of Directors declared a cash dividend in the amount of $0.16 per ordinary share, and in aggregate amount of approximately $2.77 million. The dividend was paid on June 13, 2013 of record at the end of the trading day on NASDAQ on May 20, 2013.

Note 6 – Subsequent Event

A.
On August 7, 2013, the Board of Directors declared a cash dividend in the amount of $0.10 per ordinary share, and in the aggregate amount of approximately $1.7 million. The dividend will be payable on September 11, 2013 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 21, 2013.

B.
In July 2013, after the end of the reporting period, the Israeli parliament approved the Economic Arrangement Law, so that corporate tax rate will increase to 26.5% commencing January 1, 2014. Therefore, the change in the tax rate, that was approved in the aforesaid parliament decision, does not have an effect on the measurement of deferred tax assets and deferred tax liabilities in the financial statements as at June 30, 2013, since their legislation had not yet been substantively enacted as at that date.

If the legislation of the new tax rate had been substantively enacted by June 30, 2013, the effect of the change on the financial statements as at June 30, 2013, would have been reflected in a one-time deferred tax expense in the amount of approximately $60 as a result of an increase in deferred tax liability.